United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Summary 1. Purpose .................................................................................................................................2 2. Applicability...........................................................................................................................2 3. References .............................................................................................................................2 4. Definitions ..............................................................................................................................2 5. General Guidelines on Succession Planning ..........................................................................2 5.1. Drivers for the Succession Planning ........................................................................................3 5.1.1. Board of Directors and its Advisory Committees ...............................................................3 5.1.2. Executive Committee ...........................................................................................................3 5.1.3. Other Positions ....................................................................................................................4 6. General Guidelines for Nomination .......................................................................................4 6.1. Drivers for Nomination ...........................................................................................................5 6.1.1. Board of Directors and its Advisory Committees .................................................................5 6.1.2. Executive Committee ............................................................................................................5 6.1.3. Other Positions ....................................................................................................................6 7. General Attraction, Remuneration and Retention Guidelines ..............................................6 7.1. Drivers for Attraction, Remuneration and Retention .............................................................6 7.1.1. Board of Directors and its Advisory Committees ..................................................................6 7.1.2. Executive Committee ...........................................................................................................7 7.1.3. Other Positions ....................................................................................................................9 8. General Guidelines for Liability and Indemnity Insurance .....................................................9 9. General guidelines on Development and Assessment ..........................................................9 9.1. Drivers for Development and Assessment........................................................................... 10 9.1.1. Board of Directors and its Advisory Committees ............................................................. 10 9.1.2. Executive Committee ........................................................................................................ 10 9.1.3. Other Positions .................................................................................................................. 10 10. Disclosure and Dissemination ............................................................................................. 10 11. Deadline for Policy Revision ................................................................................................ 11 12. Roles and Responsibilities within the scope of this Policy .................................................. 11 13. Consequence Management ................................................................................................ 13 14. Final Provisions ................................................................................................................... 13 15. Approval .............................................................................................................................. 13 Subject: Management and Directors. Identification: POL-0047-G. Use: Public. Resolution: DCA 010/2024. Issued on: 03/08/2024. Responsible: Executive Vice-Presidency of People and Corporate Governance Department. Revision by: 03/08/2029. Corporate Policy 2 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC 1. Purpose To set guidelines on succession planning, nomination, attraction, remuneration, retention, indemnity, development and assessment of key management personnel, in line with the best market and corporate governance practices, so that the Company benefits from the plurality of talents, aiming at increasingly more qualified and safe decision-making process, aligned with Vale's purpose. 2. Applicability The present Policy applies to Vale S.A. (“Vale” or “Company”). The present Policy must be followed by the Company's deliberative and advisory bodies, and its compliance by shareholders is also recommended in case of appointments to the Board of Directors, in accordance with the legal terms. The separate voting process by all of the Company's employees for election of 1 effective member and his/her respective alternate on the Company's Board of Directors, under the terms of the Bylaws, will follow its own regulation. 3. References • Corporate Bylaws. • Key-behaviors of Vale. • Internal regulation of the Board of Directors. • Internal Regulations of the Advisory Committees. • Regulation of Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). • POL-0001-G - Code of Conduct. • POL-0017-G - Related Parties Transactions Policy • POL-0031-G - Indemnity Policy. • POL-0041-G - Misconduct Management Policy. • POL-0042-G - Drafting and Publication of Policies. • POL-0045-G - Clawback Policy. • POL-0048 – G - Conflict of Interest Management Policy 4. Definitions Management and Directors: for the purposes of this Policy, they are the members of the Board of Directors, the Advisory Committees to the Board of Directors and the Executive Committee. Key management personnel: for the purposes of this Policy, these are the Management and Directors and the executives who report directly to the Company's Board of Directors. 5. General Guidelines on Succession Planning The succession planning for the key management personnel must be conducted in a transparent and structured way, constituting a fundamental pillar for the evolution of Vale's governance and reinforcing the sustainability of the leadership renewal process, aligned with its purpose and strategic direction. 3 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC This process must consider the suitability of the key management personnel members individually, and of the Company's governance bodies, as collegiate bodies, valuing balance and complementarity of experience, knowledge and diversity. The Chairman of the Board of Directors, or the Lead Independent Director, if applicable, shall engage with the Company's shareholders to gather their vision regarding the needs of the Board of Directors. 5.1. Drivers for the Succession Planning 5.1.1. Board of Directors and its Advisory Committees The succession planning of the Board of Directors and its Advisory Committees must include at least: I. The performance cycle of its members in order to maximize their performance, reinforcing the sustainability of the collegiate renewal process, considering that time limitation assumptions may be defined in this sense; II. The individual performance of its members, including assessments; III. The assessment of the critical competencies of the collegiate bodies versus the set of individual competencies of their members/candidates; IV. The Continued Education Plan presented in item 9.1.1 below; and V. The assessment of the size of the bodies, considering the best market practices and the Company's needs. 5.1.2. Executive Committee The succession planning of the Executive Committee will consist at least of: I. Succession Map, showing levels of readiness; II. Contingency Map, with immediate readiness, in case of emergency changes; and III. Individual Development Plan (PDI) of the identified successors. The need for succession of a member of the Executive Committee may be determined at any time, considering their continuous and annual, quantitative and qualitative assessment, in addition to opportunities for alignment with the Company's succession planning and the Company's renewal needs, among other factors determined by the Board of Directors. The following guiding principles for the succession of the Company's CEO must be observed: I. The Board of Directors is responsible for deciding on the continuity and the renewal of the mandate of the CEO or initiation of the succession process, assigning the competent Advisory Committee the responsibility to conduct the assessment and/or succession process and issue a recommendation for deliberation by the Board of Directors. The decisions related to the succession process must consider the general guidelines set in item 6 of this Policy and the definition of the attributes and the profile necessary for the position in relation to the Company's strategy and challenges. a. The Board of Directors will be supported by Vale's Executive Vice-Presidency of People in the definition of the attributes, profile, selection and assessment of internal and external candidates. The Succession Process must be started 6 to 4 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC 4 months before the expiry of the term of office. If the decision of the Board of Directors is to keep the executive in office, the consequent renewal of his management term will be provided upon mutual agreement with him; b. If the Board of Directors decides to start the succession process, a company of international standard, recognized for its expertise in the selection of global executives, must be hired supported by the Executive Vice-Presidency of People, to start the process; c. The Board of Directors must consider the internal candidates mapped in the Company's succession process for the selection and assessment process; d. The executive will be selected among the names proposed in a triple list prepared by the contracted international executive selection company. II. Communication to the market must be made when the successor's name is approved, as well as the successor's formal acceptance of the proposal. In case of decision to start the succession process for other positions on the Executive Committee, the process must be guided by the Company's succession map. If a succession approach with an internal candidate is not possible, an international standard company, recognized for its expertise in the selection of global executives, with international recognition, must be contracted. Furthermore, it is necessary to consider the general nomination guidelines stipulated in item 6. 5.1.3. Other Positions The succession planning for other positions reporting directly to the Board of Directors must comply with the assumptions of the first two paragraphs of item 5.1.2, and the Board of Directors is responsible to monitor such planning. 6. General Guidelines for Nomination The process for appointing key management personnel must comply with the provisions of the applicable legislation, Vale´s Bylaws, the Code of Conduct and the Internal Regulations of bodies. Furthermore, the appointments of key management personnel must follow the best corporate governance practices, aiming at diversity and complementarity of knowledge and experience, competencies, skills and profiles, considering cultural aspects, age range, gender, sexual orientation, disability and /or race and ethnicity. The following minimum qualifications are required for the Management and Directors, in addition to those provided in the Bylaws and the applicable legislation: I. to be aligned with Vale's purpose and key behaviors, as well as its Code of Conduct; II. not to have conflict of interests of structural nature with the Company nor hold positions in companies which could be considered competitors in the market, unless in case of express exemption, in accordance with the applicable legislation; III. to have an unblemished reputation; IV. to have skills and knowledge to perform the role, aligned with any competency matrix, when applicable; 5 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC V. to be available to perform the role adequately, considering that limitation assumptions may be defined for the accumulation of simultaneous positions in other companies; VI. not to have held an elective mandate in the Executive or Legislative Power during the 3 years prior to the appointment. All nominations of key management personnel made under this Policy will be subject to analysis by the Corporate Integrity Board for background checks (public data verification), whose opinion will be taken to the competent Advisory Committee, which will assess the nomination or recommendation of the candidates. At any time, even after taking office, the members of the Board of Directors and the Advisory Committees must communicate to Vale, immediately, if they occupy an administrative, consulting or supervisory position in any other entity out of Vale´s system or any event that affects their adherence to the minimum qualifications, and when applicable, their classification as an independent member. Additionally, they shall inform if they stop occupying any positions of this nature. In case of members of the Executive Committee and executives who report directly to the Company's Board of Directors, they may hold positions only on boards of companies which do not belong to Vale´s system upon prior express authorization from the Board of Directors. 6.1. Drivers for Nomination 6.1.1. Board of Directors and its Advisory Committees In addition to the guidelines above, the appointment of members to the Board of Directors must consider the Critical Competences Matrix of the Board of Directors, which consolidates the set of desirable competencies for the board. This process is led by the Board of Directors supported by its competent Advisory Committee. Despite that, the shareholders are entitled to indicate candidates for the Board of Directors in compliance with the deadlines and the terms in the applicable legislation, although dialogue is encouraged aiming at converging nominations. In case of reelection of a member of the Board of Directors, the competent Advisory Committee must take into account the provisions of item 5.1.1., including the results of the latest assessments and the evolution of the members in light of the recommendations, as well as their attendance at meetings, the minimum percentage of which is 75% (except in case of medical leave), and their independence and adherence to the minimum qualifications, as applicable. The nomination of members of the Advisory Committees of the Board of Directors will be made in accordance with the Bylaws and the respective Internal Regulations and must follow the drivers and the guidelines of this Policy. 6.1.2. Executive Committee The Board of Directors is responsible to elect, assess and dismiss the members of the Executive Committee at any time. 6 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC The CEO is responsible for the selection and nomination of candidates to the Executive Committee, in accordance with this Policy, for consideration by the Board of Directors, taking into consideration the names of potential internal candidates mapped out in the Company's succession plan. The CEO is also responsible for the indication of potential needs of the Executive Committee. The processes related to the CEO position will be directly conducted by the Board of Directors, as set forth in item 5.1.2 above. 6.1.3. Other Positions The nomination of other positions directly reporting to the Board of Directors are under the responsibility of the Board of Directors itself, supported by the competent Advisory Committee. 7. General Attraction, Remuneration and Retention Guidelines Vale's general attraction, remuneration and retention guidelines seek to align the interests and the purpose of the key management personnel with Vale's strategic goals and meet the global market best practices. In addition to the market practices, the strategy and remuneration packages for key management personnel are prepared based on the responsibilities and the scope of the position, their competence and performance, alignment with the Company's short and long-term strategies and business sustainability. Vale values the equity of the total remuneration offered to the members of the Executive Committee, considering the principles mentioned above, regardless of social marker. The remuneration should not be seen as the only attractiveness factor for the key management personnel. In addition, factors such as the Company's reputation, its global visibility, challenges inherent to the position, values and purposes pursued by Vale must also be considered. 7.1. Drivers for Attraction, Remuneration and Retention 7.1.1. Board of Directors and its Advisory Committees The remuneration of the Board of Directors follows global and local market references and practices, and may consist of fixed monthly remuneration, participation in Advisory Committees and long-term incentives. The effective members of the Board of Directors receive a fixed monthly amount, considering, among other assumptions, the duties of the positions held on the Board and Advisory Committees. The alternate member of the Board will be remunerated only for the attended meetings with amount corresponding to 50% of the monthly remuneration paid to the effective member and limited to 100% of this amount, in case of more than one participation in meetings throughout the month. Regardless of the alternate’s participation, the effective member will receive his fixed monthly remuneration. The Board of Directors may propose to the General Shareholders' Meeting (“General Meeting”) that the Company's Board Members be entitled to possible variable incentive with specific assumptions to be established, including: I. Do not grant options or other derivatives; 7 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC II. Be linked to the Company's long-term goals; and III. Provide rules on grants subject to lock-up, such as, for example, in case of resignation of Board members. The members of the Board of Directors and Advisory Committees do not have the prerogative, unless specifically decided, to receive other types of remuneration or benefits, except for the granting of life insurance. 7.1.2. Executive Committee The remuneration of the Executive Committee must be aligned with the good international governance practices and be competitive in the global market, comparing Vale to other companies of similar size, allowing attraction and retention of highly qualified executives and encouraging them to execute the strategy and promote the Company's purpose in the medium and long terms. Annually, the competitiveness of the remuneration package of the members of the Executive Committee is analyzed by means of global survey, conducted by specialized consulting firm, considering natural resource companies and other sectors. Given Vale's uniqueness on the national scenario, marked by operational, geographic and commercial complexity, as well as the different aspects related to revenues, amplitude and stakeholders, the company adopts a comparative analysis of its executive remuneration to the international market. The equivalence between Vale's positions and those in the market is made according to the Job Matching methodology, considering the companies' financial size, job responsibilities, reporting level and subordinate structures. The remuneration must be linked to (i) the achieved economic and financial results; (ii) the Company's market value; (iii) Vale’s key behaviors; and (iv) ESG metrics. The remuneration package of the members of the Executive Committee is made up of the following components, accompanied by the respective goals: I. Fixed Remuneration: To attract and retain executives with experience and competency consistent with the scope and responsibility of the position assigned to them in the Company's management. II. Short-Term Incentive (Annual Bonus): To encourage the delivery of the short-term targets aligned with the Company's strategic priorities and recognize the role of the Executive Committee member in Vale's performance, in line with the four assumptions mentioned in the previous topic. It is important to highlight that the member of the Executive Committee responsible for operational safety and risk management does not have his remuneration associated with short-term financial results unless the Board of Directors specifically decides otherwise. The payment of the Bonus considers the target of the plan, the results achieved in the target goals scorecard and the individual performance in light of the Company's key behaviors. 8 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC III. Long-Term Incentive (Matching): To promote retention, long-term commitment and alignment between the management actions and the return generated to the shareholders. It is a long-term plan in the Restricted Shares modality and requires mandatory participation of the members of the Executive Committee, who must, using their own resources, invest or link shares issued by Vale and keep them under their possession throughout the program cycle, so that they receive 100% matching after the vesting period. The participants also receive payment of the net value per share equivalent to the dividends and/or interest on equity distributed by the Company to the shareholders during the cycle. IV. Long-Term Incentive (PSU – Performance Share Unit): To direct efforts and stimulate the performance of the senior management in the creation of sustainable and long-term value for Vale, aligning the focus of the executives with the vision of the shareholders and encouraging retention and long-term performance. It considers the performance shares modality, linked to the Company's performance indicators related to the peer group and the absolute performance and ESG metrics. In addition to the program award, the participants also receive payment equivalent to the dividends and/or interest on equity distributed by the Company to the shareholders during the cycle. V. Spot Incentives: These are possible extraordinary mechanisms for attraction, retention and/or encouraging of relevant deliveries and projects or other initiatives that meet specific performance needs or bring differentiated value to the Company. Such incentives, when applicable, must be approved by the Board of Directors, upon recommendation of the competent Committee. The remuneration may be adjusted in any of the components, at any time, based on the follow-up of the international market practices, the position in question, the performance and seniority of the executive and the Company's current situation, and any proposal in this regard must be approved by the Board of Directors, respecting the limit on the amount of global annual remuneration approved at the Annual General Meeting. The employment contracts signed with members of the Executive committee must provide the following elements: I. Benefits: taking the local market practices as a reference. II. Private Pension: by means of a supplementary pension plan in the defined contribution format. III. Stock Ownership Guideline: seeking to reinforce the alignment of the management with the shareholders’ vision and the good market governance practices, the executives must achieve and keep a minimum shareholding position in Vale as defined by the Board of 9 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC Directors. Until the minimum value is reached, the executives are forbidden to sell shares issued by Vale. IV. Malus and Clawback: the adoption of these rules allows the Board of Directors to, upon facts or events of exceptional severity, decide to eliminate, reduce or even obtain the return, in whole or in part, of the variable compensation scheduled for payment (Malus) or installments already paid (Clawback) to the members of the Executive Committee. Such rules aim to respond to facts or events of exceptional severity, with obvious adverse impacts on Vale’s market value and/or reputation and the causes of which have arisen during the executive’s term of office. The situations that may give rise to the application of Malus and Clawback are deliberated by the Board of Directors and detailed in the contracts of the members of the Executive Committee. Additionally, the specific circumstances and rules of the Clawback Policy also apply. V. Termination Assumptions: the members of the Executive Committee may have their own assumptions, at the discretion of the Board of Directors, about rules of non-competition, non-solicitation, compensatory indemnity, for each executive, enabling the Company to establish conditions compatible with the complexity of the position and its impact on the organization, in addition to possible benefits and payments proportional to ongoing variable compensation programs. 7.1.3. Other Positions The Board of Directors must decide on the remuneration of the occupants of other positions reporting directly thereto, considering applicable Human Resources guidelines and policies, consisting of fixed installment, profit sharing and long-term incentive plans. Additionally, they are entitled to a benefit and private pension package and may have application of extraordinary attraction and retention mechanisms, along the same lines as the spot incentives described for the members of the Executive Committee. 8. General Guidelines for Liability and Indemnity Insurance Vale must keep a policy of Civil Liability Insurance for Management and Directors (D&O Insurance) for the key management personnel, in accordance with the coverage standard available on the market. Furthermore, the Company provides the members of the Board of Directors, its Advisory Committees and the Executive Committee with indemnity commitment, in accordance with the terms and rules set in Vale’s Indemnity Policy. 9. General guidelines on Development and Assessment Vale’s development and assessment process is made up of an integrated talent management system, based on strategic goals and drivers, Vale’s purpose and values, providing continuous monitoring of the development, career and performance of its leadership. The assessment and recognition process must be fair and transparent, reinforcing engagement and retention, encouraging protagonism and contributing to the talent pipeline, in addition to strengthening Vale’s key behaviors. 10 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC 9.1. Drivers for Development and Assessment 9.1.1. Board of Directors and its Advisory Committees As of their election, the members of the Board of Directors and its Committees participate in a structured onboarding program, aiming to boost their integration into the business context, Vale’s culture and the dynamics of its governance, and therefore, catalyze its performance. Vale also encourages the continuous development of the skills and the abilities of the Board Members and the Committee members to carry out their functions, providing them with the possibility of structuring of continued education programs, in accordance with their own demands aligned with the performance of the respective board and following the Company’s guidelines on the subject and privileging internal resources. Within the scope of the leadership succession planning, the Board of Directors and the Committees participate in a periodic assessment process, conducted independently, to identify opportunities for continuous improvement and engage its members in the process of consistent evolution of Vale’s governance. The assessment process and scope must include, depending on the context, both the assessment of the bodies, as collegiate bodies, and the individual assessment of their members, by peers (cross assessment) and by members of the Executive Committee as well. 9.1.2. Executive Committee The process of performance assessment of the Executive Committee members is carried out annually, individually, based on the key behaviors defined for the entire Company’s leadership, in addition to general assessment aspects, such as the achievement of targets set in the annual bonus scorecard, way of conduction and delivery of initiatives and challenges throughout the year and specific results that have been achieved. The assessment process acts as a driver for potential meritocracy and differentiation actions, which can be adopted for executives with better performance, and for development actions. 9.1.3. Other Positions The executives who report directly to the Board of Directors must follow the stages that make up the Company’s development cycle; the process is carried out by the Board of Directors supported by the Executive Vice-Presidency of People. 10. Disclosure and Dissemination This Policy will be archived and disclosed by Accounting, Tax and Controlling Department in Vale's official repositories in attendance to the internal and external public, as applicable. The Investor Relations area is responsible for the disclosure of this Policy to the external public, to the attention of the securities market regulatory bodies and investors. The Corporate Governance Office and the Executive Vice-Presidency of People must develop training and/or internal communication plans to disseminate this Policy. 11 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC 11. Deadline for Policy Revision This Policy must be reviewed within 5 years, or whenever necessary to keep its content updated. 12. Roles and Responsibilities within the scope of this Policy Board of Directors (directly or upon recommendation of its competent Advisory Committee), in addition to the responsibilities set in the Bylaws: I. To identify and establish additional drivers to be considered in the succession planning of the Board itself, its Advisory Committees and the Executive Committee. II. To monitor the succession plans of the Board of Directors, its Chairman, its Advisory Committees, the Company CEO, the Executive Committee and executives who report directly to the Board of Directors; III. To hire an international executive selection company for the succession process of the Company’s CEO; IV. To recommend to the Annual General Meeting the list of candidates to join the Board of Directors; V. To issue a statement and recommendation to the Annual General Meeting regarding the adherence of each candidate for the position of member of the Board of Directors to the desirable profile and their compliance with the applicable independence criteria and this Policy; VI. To conduct the process of periodic assessment of the Board of Directors and Advisory Committees; VII. To provide the Investor Relations area with adequate information about the remuneration and appointment of the key management personnel, also within the scope of proposals submitted for deliberation at the Annual General Meeting, as applicable; and VIII. To deliberate on omitted cases and interpretation doubts of this Policy. Advisory Committees of the Board of Directors, according to their competence: I. To advise the Board of Directors on all matters pursuant to this Policy, in accordance with the respective Internal Regulations; and II. To assess the audit conclusions regarding the monitoring of the present Policy. Executive Committee: I. To develop and monitor the quality of Vale's talent management and leadership development system; and II. To indicate to the competent Advisory Committee any needs for improvement of the present Policy. CEO: I. To manager, supported by the Executive Vice-Presidency of People, the succession plan for the other members of the Executive Committee by means of discussion and continuous career follow-up (Talent Review); II. To indicate to the Board of Directors potential needs in the composition of the Executive Committee; 12 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC III. To assess, select, propose remuneration and indicate, supported by the Executive Vice-Presidency of People, the members and candidates for positions on the Executive Committee, for consideration by the Board of Directors; and IV. To develop and monitor the development plans for Executive Committee members and their potential successors. Executive Vice Presidency of People: I. To support CEO, the Board of Directors and the competent Advisory Committee in the preparation and the update of the succession plan for the members of the Executive Committee and executives reporting directly to the Board; II. To support CEO in the selection and nomination of candidates for positions on the Executive Committee; III. To support in the process of assessment of members of the Executive Committee and executives reporting directly to the Board, at any time, as applicable; IV. To support the CEO, the Board of Directors and the competent Advisory Committee on any other issues within the scope of this Policy, including in the assessment of the competitiveness of the conditions applicable to the key management personnel; V. To submit the goals scorecard of variable compensation targets, the calculation of such targets and the performance assessment of the key management personnel for approval by the Board of Directors; VI. To assist the Corporate Governance Office in the preparation and execution of onboarding and continued education programs for the key management personnel. Executive Vice Presidency of Legal Affairs: I. To guide on the legal aspects applicable to the matters covered in this Policy. ] Audit and Compliance Department: I. To conduct a background check process (verification of public data) of the nominations subject to this Policy and present the respective results to the attention of the competent Advisory Committee; and II. To include the monitoring of the present Policy in the annual internal audit plan, focusing on its suitability, effectiveness, control and dissemination. Corporate Governance Office: I. To advise the Board of Directors and Advisory Committees in the performance of their functions, in accordance with the present Policy; II. To coordinate the dialogue with the Board of Directors and Advisory Committees regarding the topics in the present Policy, including periodic reports on its compliance and implementation; III. To coordinate the process of consolidating communications and approvals for the key management personnel in relation to administrative, advisory or fiscal positions they may occupy or leave in any other entity not belonging to Vale´s system or events that affect their adherence to the minimum qualifications, and, when applicable, their classification as an independent member, and disclose them to the responsible areas of the Company for the due legal and regulatory purposes; IV. To coordinate the structuring and the implementation of onboarding and continued education programs for members of the Board of Directors and Advisory Committees, in partnership with the Executive Vice Presidency of People and; 13 Management and Directors Policy DCA 010/2024 Version: 00 - 03/08/2024 POL-0047-G PUBLIC V. To advise the Board of Directors and the competent Advisory Committee in the process of periodic assessment of these bodies, including the hiring of specialized consulting. 13. Consequence Management Noncompliance with this policy is subject to the terms of the Company’s Misconduct Management Policy, “POL-0041-G”. 14. Final Provisions In case of any conflict between this Policy and Vale's Bylaws, the latter will prevail, and this Policy must be amended as necessary. This Policy comes into force on the date of its approval by the Board of Directors. 15. Approval Area(s): Description: Executive Vice Presidency of People and Corporate Governance Office • Elaboration Executive Vice Presidency of Legal Affairs • Revision/ Recommendation Accounting, Tax and Controlling Department • Revision/ Recommendation Audit and Compliance Office • Revision/ Recommendation Executive Committee - (DDE – 024/2024) • Approval Board of Directors - (DCA – 010/2024) • Approval

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 29, 2025		Director of Investor Relations